Sub-Item 77C Exhibit 6

GENERAL GOVERNMENT SECURITIES MONEY MARKET FUNDS, INC.

-GENERAL TREASURY PRIME MONEY MARKET FUND (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Reconvened Special Meeting of Shareholders of the General Government Securities Money Market Funds, Inc.-General Treasury Prime Money Market Fund was held on April 19, 2010. Out of a total of 1,484,656,497.800 shares (“Shares”) entitled to vote at the meeting, a total of  634,088,377.970 were represented at the Meeting, in person or by proxy.  The meeting was adjourned to June 9, 2010, the proposals not having received the required vote of the holders for approval.  The breakdown of the vote is as follows:

		Shares

	For	Against	Abstain

1. To approve amending the	565,912,744.150	46,789,342.620	21,386,291.200
Fund’s policy regarding borrowing
		Shares

	For	Against	Abstain

2. To approve amending the	558,630,964.370	47,240,578.590	28,216,835.010
Fund’s policy regarding lending